UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response 14.5

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___________)

INTERPLAY ENTERTAINMENT CORP.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

460615-10-7

(CUSIP Number)

Hervé Caen

Interplay Entertainment Corp.

100 N. Crescent Drive

Beverly Hills, California 90210

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 2, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Hervé Caen

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ______
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) _PF__

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization French
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0_____
8. Shared Voting Power 14,801,306 [1,2]____
9. Sole Dispositive Power 0_____
10. Shared Dispositive Power 14,801,306 [1,2]_____

11. Aggregate Amount Beneficially Owned by Each Reporting Person 14,801,306,

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 13.5%2

14. Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer

This statement relates to shares of Common Stock (the "Stock") of Interplay Entertainment Corp. (the "Issuer"). The principal executive office of the Issuer is located at 100 N. Crescent Drive, Beverly Hills, California 90210.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a) Hervé Caen______________________,
(the "Filer").

(b) The business address of the Filer is:
100 N. Crescent Drive, Beverly Hills, California 90210

(c) Present principal occupation or employment of the Filer and the name, principal business and address of any corporation or other organization in which such employment is conducted:
Chief Executive Officer and Interim Chief Financial Officer

100 N. Crescent Drive, Beverly Hills, California 90210

(d) During the last five years, the Filer has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Filer was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) French

Item 3. Source and Amount of Funds or Other Consideration

The source of funds used in purchasing 8,681,306 shares of the Stock held by Mrs. Solange Caen were personal funds of Mr. Hervé Caen and Mrs. Solange Caen and the amount of funds used was $451,428 or $.052 per share. The remainder of the Stock relates to immediately exercisable warrants and options which were issued as part of a restructuring of certain compensatory arrangements as described in the Issuer's 8-K filed on November 20, 2006.

Item 4. Purpose of Transaction

The Filer acquired the stock for investment purposes and as part of compensatory arrangements as described in the Issuer's 8-K filed on November 20, 2006. The Filer may further purchase, hold, vote, trade, dispose or otherwise deal in the Stock at times, and in such manner, as the Filer deems advisable to benefit from changes in market prices of such Stock, changes in the Issuer's operations, business strategy or prospects, or from sale or merger of the Issuer. To evaluate such alternatives, the Filer will have regard to the Issuer's operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Filer and other investment considerations. The Filer may discuss such matters with other officers or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Filer's modifying the Filer's ownership of the Stock, exchanging information with the Issuer, proposing changes in the Issuer's operations, governance or capitalization, or in proposing one or more of the other actions described in paragraphs (a) through (j) of item 4 of Schedule 13D. The Filer reserves the right to formulate other plans and/or make other proposals, and take such actions with respect to the Filer's holding in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional Stock or dispose of all Stock beneficially owned by the Filer, in public market or privately negotiated transactions. The Filer may at any time reconsider and change the Filer's plans or proposals relating to the foregoing.

Item 5. Interest in Securities of the Issuer

The beneficial ownership of the Stock by the Filer at the date hereof is reflected on the Filer's cover page.

The Filer did not effect any transactions in the Stock during the last 60 days.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

The Filer is currently married to, but separated from and in the process of obtaining a divorce from, his wife, Mrs. Solange Caen.

Item 7. Material to Be Filed as Exhibits

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 2, 2008

Hervé Caen

6914\001\1508159.2